Exhibit 7.4

September 7, 2006

Dear Ben:

Please let this letter serve as renewal and extension of our Strategic Alliance Agreement dated the 9th day of September, 2005. The new term shall be from September 9, 2006 through September 9, 2007. The renewal shall be under the same terms and conditions of the initial Strategic Alliance Agreement, however, the monthly payment to UTEK Corporation will be adjusted as follows:

COMPENSATION

In consideration of renewing this Strategic Alliance for twelve (12) months and for UTEK to continue to provide those Services described in the original Strategic Alliance Agreement dated September 9, 2005, WEGY (“World Energy Solutions, Inc. (WEGY)”) shall pay to UTK $120,000 worth of WEGY shares (82,764 shares), for an additional twelve (12) months of Service under the Agreement.

Beginning in October, 2006 these shares shall vest each month at $10,000 (6,897 shares) per month.

The number of shares, which will be 82,759 shares, has been calculated based on the closing price as of September 7, 2006, which is $1.45 per share of WEGY.

Sincerely,

/S/ Joel Edelson
Joel Edelson
VP Technology Licensing

Agreed to and accepted by:	/S/ Benjamin C. Croxton
Benjamin C. Croxton
CEO

•	2109 E. Palm Avenue Tampa, Florida 33605